THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

September 20, 2007

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Catalyst Funds -  File Nos. 333-145348 and 811-21872

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Catalyst Funds (the “Trust”) hereby requests the withdrawal of the Pre-Effective Amendment No. 2 to its registration statement on Form N-14, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2007 (Accession No. 0001162044-07-000549) (the “Amendment”).

The Amendment was mistakenly filed omitting the conformed signature in the legal opinion.  A subsequent filing corrected the conformed signature.

The Trust requests that the SEC issue an order granting its request for withdrawal of the Amendment as soon as is practicable.  The Trust's CIK number is 0001355064.

If you have any comments or questions, please contact Marc L. Collins at (513) 352-6774.

Very truly yours,

/s/

Thompson Hine LLP

cc:  Chad Eskildsen